Argentex Reports Voting Results from AGM and Appoints New Director

Vancouver, B.C., November 26, 2013 - Argentex Mining Corporation (“Argentex” or the “Company”) (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce the voting results from its Annual General Meeting (“AGM”) held on November 19th, 2013 in Vancouver, British Columbia.

A total of 48,096,219 common shares were voted at the meeting, representing 56.39% of the votes attached to all outstanding shares. Shareholders voted in favor of all items of business before the AGM, including the election of all director nominees as follows:

Director	Votes in Favour

Michael Brown	90%
Patrick Downey	89%
Stephen Hanson	90%
Rob Henderson	90%
Wayne Hubert	99%
Richard Thibault	89%

Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

Although the process was not sufficiently advanced when the Company mailed the information circular for the annual meeting, the Company has been considering the addition of a director with strong financial and corporate governance credentials. Less than two weeks before the AGM, the Board’s nominating committee recommended Don Siemens, who has an impressive finance and governance background. Following the AGM, the Board resolved to increase the number of directors to seven and it appointed Mr. Siemens to the newly created vacancy.

Mr. Siemens specializes in corporate finance, cross-border transactions and mergers & acquisitions as an independent financial advisor. Mr. Siemens brings over 30 years of experience as a Chartered Accountant, including 8 years in public practice as a partner with major accounting firms, 8 years in senior executive positions in the industry and 18 years as a self-employed financial services executive. He currently serves as a director for five additional public companies: Hansa Resources Limited, Nikos Explorations Ltd, Goldgroup Mining Inc., Boss Power Corp and Spur Ventures Inc. Previously, Mr. Siemens was Partner-in-Charge of Thorne Ernst & Whinney's (now KPMG) Vancouver office Financial Advisory Services group. Mr. Siemens obtained a Chartered Accountant designation in 1972, and a B.A. from the University of British Columbia.

“I look forward to working with Mr. Siemens. His finance background, not to speak of his experience with public companies, rounds out our already highly experienced Board. Additionally, we expect that his in-depth knowledge and experience in mergers and acquisitions can add significant value to our continuing discussions with Austral Gold Limited”, commented Michael Brown, CEO and President.

About Argentex

Argentex Mining Corporation is an exploration company focused on developing its advanced Pingüino silver-gold project located in Santa Cruz, Patagonia, Argentina. In total, Argentex owns 100% of 100,000+ hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces. Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Contact Information:
Argentex Mining Corporation
Peter A. Ball
EVP Corporate Development
604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
604-568-1540 (FAX)
peter@argentexmining.com
www.argentexmining.com